SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: June 5, 2003	By:/s/ Nancy C. Gardner

12 May 2003.   Reuters & Barra To Deliver Risk Management To Broader Investment Community

London and Berkeley, Calif– Reuters (LSE: RTR), the global information company, and Barra Inc. (Nasdaq: BARZ) a global leader in risk management technology for investment professionals, have formed an exclusive alliance to integrate Barra’s market leading buy-side risk analytics with Reuters products for the buy-side. The deal reflects Reuters strategy to increase the competitiveness of its core information business by providing financial professionals with indispensable content and analytical tools.

Under the deal, institutional and private wealth managers will be offered Reuters market leading information and Barra risk analytics all within the same system. The combined service enables fund managers to manage risk in their portfolio from the same system they use to watch the markets, avoiding the current time consuming need to request information from elsewhere in their organisation.

“Risk management needs to be in the hands of the investment decision-maker,” said Peter Keppler, Senior Analyst in Capital Markets at Financial Insights, an IDC company. “By combining Reuters information with Barra’s risk analytics into an integrated desktop, clients should be able to make faster, more informed investment decisions.”

Highly volatile markets have led to increased demand for risk analysis among both institutional and retail investors. The new, integrated service allows portfolio managers to seamlessly test the level of risk versus return of different investment strategies, execute trades across Reuters broker neutral network, and continuously monitor the risk and performance of the overall portfolio.

There are two parts to the strategic alliance: one focusing on the needs of the institutional market and another for the high net worth advisory market. For the institutional market, Reuters 3000 Xtra and Reuters BridgeStation are the exclusive market data products integrated with BarraOne.

For the high net worth advisory market Barra risk analytics are integrated into Reuters Portfolio Management System and Reuters Intelligent Advisor, a new service scheduled for launch later this year, and are not available from a number of Reuters competitors.

Jane Platt, President of Services for Asset Managers, Reuters, said, ” Working with Barra, the market standard for risk management on the buyside, we are integrating their tools and analytics with Reuters market leading information and trading capabilities. This integrated services takes the full suite of investment management tools to the front office. This combination of capabilities is unrivalled. “

“A careful balance of risk and return is now critical to every portfolio manager’s decision-making process,” said Kamal Duggirala, Chief Executive Officer of Barra. “Our alliance with Reuters makes Barra’s market leading risk analytics accessible to a much larger base of investment professionals worldwide.”

The agreement builds on Reuters and Barra’s existing relationship. Lipper-Barra Mutual Fund Risk Factors allows financial professionals to evaluate and analyse the risk profile of mutual funds against their peers. In addition, The Barra Risk Factor Analysis, compares the risk of individual securities with the broader market or sector, is currently available via Reuters 3000 Xtra and Reuters Bridge Station.

Ends

Contact

Reuters

Susan Allsopp
Corporate Communications, Reuters
Tel: +44 (0) 20 7542 8404
susan.allsopp@reuters.com

Deanna Masella
Corporate Communications, Reuters
Tel: +1 646 223 5224
deanna.masella@reuters.com

Barra

Investor Relations

Jenninfer Hinchman
Tel: +1 (510) 649-4548
jennifer.hinchman@barra.com

Press Contacts:

Carla A. Schlemminger
Tel: +1 (510) 649-4615
carla.schlemminger@barra.com

Laura Wilker
Makovsky Public Relations (for Barra)
Tel: +1 (212) 508-9656
LWilker@makovsky.com

Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

About Barra

Barra is a global leader in delivering risk management systems and services to managers of portfolio and firm-wide investment risk. Since its inception in 1975, Barra’s single vision — to empower its clients to make strategic investment decisions — has made Barra the industry standard in investment risk management. Headquartered in Berkeley, California, Barra has offices in all major financial centers around the world.

This release contains forward-looking statements that reflect the current expectations of Barra’s management regarding future events and performance. All statements in this release containing the words or variations of the words “expect,” “continue,” “expand” and “will” are forward-looking statements, and all other statements that address expectations or projections about the future, including but not limited to any expectations of successful integration of Barra and Reuters products; projections of market demand for, or customer acceptance of, such integrated products; earnings, revenues, or other financial items; any statements regarding future economic performance; any statements of belief and any statements of assumptions underlying any of the foregoing. Any or all of these forward-looking statements may turn out to be wrong. Factors that could cause actual results to differ materially from the forward-looking statements include the ability of Barra and Reuters to effect the timely integration of their respective products; risks associated with product development and technological changes; general economic conditions; the continued employment of key personnel; the retention of key data vendors; disruption of operations or increases in expenses caused by civil or political unrest or other catastrophic events; government regulation and competition. These and other important factors are detailed in various Securities and Exchange Commission filings made periodically by Barra, particularly its latest report on Form 10-K and subsequent reports on Form 10-Q, copies of which are available from Barra without charge or online at http://www.barra.com. Please review such filings and do not place undue reliance on these forward-looking statements.

14 May 2003.    Ian Strachan

1. Name of company

Reuters Group PLC

2. Name of director

Ian Strachan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ian Strachan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Purchase by the director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

14,000

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

153.19 pence per share

13. Date of transaction

14 May 2003

14. Date company informed

14 May 2003

15. Total holding following this notification

15,500

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean 020 75426706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

14 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.